1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 2, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

INSIDE INFORMATION

ANNOUNCEMENT ON THE PROGRESS OF THE PROPOSED
TRANSFER OF SHARES OF JIAOZUO WANFANG HELD
BY THE COMPANY

This announcement is made by Aluminum Corporation of China Limited* (the "Company", together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

References are made to the announcements of the Company dated 5 January 2015, 10 February 2015 and 27 February 2015 in relation to the proposed transfer of the shares of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd.* () ("Jiaozuo Wanfang") held by the Company to an independent third party.

The board of directors (the "Board") of the Company further announces that, after the public invitation lasting 9 working days from 11 February 2015 to 27 February 2015, the Company has confirmed that Geo-Jade Petroleum Corporation () ("Geo-Jade Petroleum") is the ultimate transferee of the proposed transfer by way of agreement. According to the relevant materials submitted by Geo-Jade Petroleum as the transferee required in the public invitation, Geo-Jade Petroleum proposes to acquire the 100,000,000 shares of Jiaozuo Wanfang held by the Company (representing 8.3136% of the total share capital of Jiaozuo Wanfang as at the date of this announcement) (the "Proposed Share Transfer") at a transfer price of RMB10.03 per share. After reviewing the materials submitted by Geo-Jade Petroleum, the Company is of the view that Geo-Jade Petroleum complies with the requirements as set out in the announcement on the public invitation.

Geo-Jade Petroleum was established in August 1984. Its shares were listed on the Shanghai Stock Exchange on 8 October 1996. To the best knowledge and belief of each of the directors of the Company, having made all reasonable enquiries, Geo-Jade Petroleum and its ultimate beneficial owner are independent third parties to the Company and its connected persons.

On 2 March 2015, the Company and Geo-Jade Petroleum entered into a share transfer agreement (the "Agreement") in respect of the Proposed Share Transfer, pursuant to which, the Company agreed to transfer and Geo-Jade Petroleum agreed to acquire 100,000,000 shares of Jiaozuo Wanfang held by the Company, representing 8.3136% of the total share capital of Jiaozuo Wanfang as at the date of this announcement, at a consideration of RMB 1,003,000,000 (the "Total Consideration") to be satisfied in two instalments by cash. Among which, 30% of the Total Consideration will be paid as the deposit within five working days from the date of signing the Agreement. Upon the approval on the Proposed Share Transfer by the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC"), the aforesaid deposit will be regarded as the initial instalment, while the remaining part of the Total Consideration will be settled by Geo-Jade Petroleum.

Pursuant to relevant laws and regulations of the PRC, the share transfer is subject to the approval of SASAC.

As certain applicable percentage ratios in respect of the Proposed Share Transfer are less than 5% under the Listing Rules, the Proposed Share Transfer is exempt from the reporting and announcement requirements under Chapter 14 of the Listing Rules.

By Order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
2 March 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Si-hang, Frederick, Mr. Wu Zhenfang and Ms. Chen Lijie (Independent Non-executive Directors).

* For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary